

January 3, 2013

Via E-Mail
Ms. Lauren B. Peters
Chief Financial Officer
Foot Locker, Inc.
112 West 34th Street
New York, NY 10120

> **Re:** **Foot Locker, Inc.**
> **Form 10-K for the Fiscal Year Ended January 28, 2012**
> **Filed March 26, 2012**
> **Correspondence submitted December 5, 2012**
> **File No. 001-10299**

Dear Ms. Peters:

We have reviewed your filings and response and have the following comment.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 28, 2012
Notes to Consolidated Financial Statements, page 39
Note 2. Segment Information, page 45

1.      We note your response to comment three which states that gross margin is the performance measure used to allocate resources to operating segments. However, we note that on pages 22 and 45 of the Form 10-K you disclose you designated "division results" as your primary financial measure. Clarify which measure you use to allocate resources and explain what differences if any, there are between gross margins and division results. To the extent you use one or more than one financial measure, tell us how you use multiple factors in measuring performance. See ASC 280-10-50-28. Further we note you present division "profit" in your CODM reporting package. Considering the performance measures gross margin and division profit vary significantly for each of the operating segments, tell us how you were able to conclude these segments have similar economic characteristics if division profit or division results are the measures used to allocate resources.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Brian McAllister, Staff Accountant at (202) 551-3341or Melissa N. Rocha, Accounting Branch Chief at (202) 551-3854 if you have questions regarding the comments.  Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining